UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

6/F., Block 1, Hubei Daily Cultural and Creative Industry Park,

No. 181 Donghu Road, Wuchang District,

Wuhan City, Hubei Province, 430000

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Grant of Restricted Stock Units Awards

On April 12, 2018, the Board of Directors (the “Board”) of Dunxin Financial Holdings Limited (the “Company”) approved the grant of restricted stock units (“RSU”) under the Company’s 2010 Equity Incentive Plan to the following independent directors and executive officers in the amounts and the vesting schedule indicated below:

Name	Title	Number of RSU	Vesting Schedule
H. David Sherman	Independent Director	240,000	120,000 –08/01/2018 60,000 – 09/30/2018 60,000 - 12/31/2018
Michael Viotto	Independent Director	240,000	120,000 –08/01/2018 60,000 – 09/30/2018 60,000 - 12/31/2018
Duogunag Bei	Independent Director	240,000	120,000 –08/01/2018 60,000 – 09/30/2018 60,000 - 12/31/2018
Chee Jiong Ng	Chief Executive Officer	142,148	71,074 –08/01/2018 35,537 – 09/30/2018 35,537 - 12/31/2018

Each RSU represents the right to receive one ordinary shares of the Company upon vesting.

The Board ratified and granted of the RSU on August 1, 2018. As of the date of this Form 6-K report, 646,611 RSU have vested and the underlying 646,611 ordinary shares have been issued. The form of Restricted Stock Unit Award Agreement is attached as Exhibit 10.1 and is incorporated by reference to this Form 6-K.

The securities referenced above were offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933 (“Securities Act”) , as amended, and/or Regulation S promulgated under the Securities Act.

EXHIBIT INDEX

Exhibit No.	Description of Document

10.1	Form of Restricted Stock Unit Award Agreement Under the 2010 Equity Incentive Plan.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: October 23, 2018	By:	/s/ Ricky Qizhi Wei
	Name:	Mr Ricky Qizhi Wei
	Title:	Chief Executive Officer

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